SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Tricon Residential Inc.

(Name of the Issuer)

Tricon Residential Inc.

Creedence Acquisition ULC

BCORE Preferred Holdco LLC

Blackstone Real Estate Partners X L.P.

Blackstone Real Estate Income Trust, Inc.

BREIT Operating Partnership L.P.

Creedence Intermediate Holdings Inc.

Blackstone Real Estate Associates X L.P.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

89612W102

(CUSIP Number of Class of Securities)

David Veneziano Tricon Residential Inc. 7 St. Thomas Street, Suite 801 Toronto, Ontario Canada, M5S 2B7 +1 416-925-7228	Jacob Werner Creedence Acquisition ULC c/o Blackstone Inc. 345 Park Avenue New York, New York 10154 +1 212-583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Matthew W. Abbott Christopher J. Cummings Brian C. Lavin Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 +1 212-373-3000	Johnny Connon Tara Hunt Goodmans LLP 333 Bay St., Suite 3400 Toronto, Ontario M5H 2S7 +1 416-979-2211	Brian M. Stadler Matthew B. Rogers Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 +1 212-455-2000	Vincent Mercier Kevin Greenspoon Joseph DiPonio Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 +1 416-863-0900

This statement is filed in connection with (check the appropriate box):

a. ☐

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Tricon Residential Inc., a corporation existing under the laws of the Province of Ontario and the issuer of the common shares, no par value (the “Shares”) that is subject to the Rule 13e-3 transaction (“Tricon” or the “Corporation”); (ii) Creedence Acquisition ULC, an unlimited liability company organized under the laws of the Province of British Columbia (“Creedence” or the “Purchaser”), an entity formed to effect the acquisition of the Corporation by Blackstone Real Estate Partners X L.P. (“BREP X”) and Blackstone Real Estate Income Trust, Inc. (“BREIT”, and collectively with BREP X and their respective affiliates, including the Purchaser, “Blackstone”); (iii) BCORE Preferred Holdco LLC, a Delaware limited liability company (“BREIT Shareholder”); (iv) BREP X, a Delaware limited partnership; (v) BREIT, a Maryland corporation; (vi) BREIT Operating Partnership L.P., a Delaware limited partnership; (vii) Creedence Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia; and (viii) Blackstone Real Estate Associates X L.P., a Delaware limited partnership.

On January 18, 2024, the Corporation and the Purchaser entered into an Arrangement Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Arrangement Agreement”), which provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Shares of the Corporation through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario) (“OBCA”), pursuant to which the Corporation would become a direct wholly owned subsidiary of the Purchaser (the “Arrangement”). A copy of the Plan of Arrangement is included as Appendix “B” to the Management Information Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of the Corporation’s shareholders (the “Shareholders”) has been called for March 28, 2024 (the “Meeting”) to consider and, if thought advisable, pass a special resolution approving the Arrangement in the form attached as Appendix “A” to the Circular (the “Arrangement Resolution”). Capitalized terms used but not expressly defined in this Schedule 13E-3 are given the respective meanings given to them in the Circular.

The Circular is being provided to the Shareholders pursuant to applicable Canadian law. In order to become effective, the Arrangement must be approved by (i) at least two thirds (66 2⁄3%) of the votes cast on the Arrangement Resolution by the Shareholders present or represented by proxy at the Meeting, voting as a single class and (ii) a simple majority (more than 50%) of the votes cast by the Shareholders present or represented by proxy at the Meeting, excluding for the purposes of (ii), the votes attached to the Excluded Shares required to be excluded under MI 61-101.

Under the terms of the Plan of Arrangement, each outstanding Share, other than (i) Shares owned by BREIT Shareholder and (ii) Shares with respect to which a Shareholder has duly and validly exercised Dissent Rights, shall, without any further action by or on behalf of a holder of such Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser, and be entitled to receive US$11.25 in cash for each Share held, subject to applicable withholdings.

The Arrangement remains subject to the satisfaction or waiver of the conditions set forth in the Arrangement Agreement, including the approval and adoption of the Arrangement Resolution by the Shareholders, the grant of the Final Order by the Ontario Superior Court of Justice (Commercial List) approving the Arrangement and the Required Regulatory Approvals.

The cross-references below are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the location in the Circular of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all appendices thereto, is incorporated herein by reference, in its entirety and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Circular and the appendices thereto.

A special committee of the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) consisting entirely of independent directors (the “Special Committee”), conducted, with the assistance of its independent financial and legal advisors, a review of the Corporation’s operations and financing needs and alternatives available to the Corporation and obtained an independent formal valuation of the Shares. Following this process, and after careful consideration, the Board (other than Frank Cohen, being the director on the Board appointed by Blackstone, who recused himself from the deliberations regarding the transactions contemplated hereby), acting on the unanimous recommendation of the Special Committee and after receiving legal and financial advice, (i) determined it would be in the best interests of the Corporation to enter into the Arrangement Agreement and that the Arrangement and the transactions contemplated thereby are fair to the Shareholders (other than Blackstone), (ii) resolved to unanimously recommend that the Shareholders vote in favour of the Arrangement Resolution, and (iii) authorized the entering into the Arrangement Agreement and the performance by Corporation of its obligations under the Arrangement Agreement.

All information concerning the Corporation contained in, or incorporated by reference into this Schedule 13E-3 and the Circular was supplied by the Corporation. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Circular was supplied by such Filing Person. No Filing Person, including the Corporation, is responsible for the accuracy or completeness of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement”

“Questions and Answers About the Shareholder Meeting and the Arrangement”

Item 2. Subject Company Information

(a) Name and Address.

The name of the subject company is Tricon Residential Inc. The address and telephone number of the subject company’s principal executive office are as follows:

7 St. Thomas Street, Suite 801

Toronto, ON

Canada, M5S 2B7

+1 416-925-7228

The information set forth in the Circular under the caption “Information Concerning Tricon – General” is incorporated herein by reference.

(b) Securities.

The subject class of equity securities is common shares, no par value, of the Corporation. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning the Shareholder Meeting and Voting – Voting Common Shares”

“The Arrangement”

“The Arrangement – Company Shareholder Approvals of the Arrangement”

“Information Concerning Tricon – Description of Share Capital”

(c) Trading Market and Price. The information set forth in the Circular under the following captions in incorporated herein by reference:

“Special Factors – Certain Effects of the Arrangement”

“Information Concerning Tricon – Trading in Shares”

“Arrangement Agreement – Agreement to Take Certain Actions”

“Certain Legal Matters – Securities Law Matters – Stock Exchange Delisting and Reporting Issuer Status”

“Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxable Canadian Property”

(d) Dividends. The information set forth in the Circular under the caption “Information Concerning Tricon – Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the Circular under the caption “Information Concerning Tricon – Previous Distributions” is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in the Circular under the caption “Information Concerning Tricon – Previous Purchases and Sales” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Parties to the Arrangement”

“Information Concerning the Purchaser and Blackstone”

“Information Concerning Tricon – General”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement – Ownership of Securities”

“Exhibit “B” – Directors, Executive Officers and Control Persons of the Blackstone Filing Parties”

“Exhibit “C” – Directors and Executive Officers of the Company”

Item 4. Terms of the Transaction

(a)(1) Material Terms. Tender Offers.

Not applicable.

(a)(2) Material Terms. Mergers or Similar Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Purpose of the Shareholder Meeting”

“Summary of Arrangement – Summary of the Arrangement”

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Unconflicted Company Board”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”

“Summary of Arrangement – Required Company Shareholder Approvals”

“Summary of Arrangement – MI 61-101 Requirements”

“Summary of Arrangement – Procedural Safeguards for Company Shareholders”

“Summary of Arrangement – Certain Canadian Federal Income Tax Considerations”

“Summary of Arrangement – Certain U.S. Federal Income Tax Considerations”

“Special Factors – Background to the Arrangement”

“Special Factors – Tricon’s Purposes and Reasons for the Arrangement”

“Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement”

“Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”

“Special Factors – Morgan Stanley Fairness Opinion”

“Special Factors – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Information Concerning the Shareholder Meeting and Voting – Voting Common Shares”

“The Arrangement – Overview”

“The Arrangement – Company Shareholder Approvals of the Arrangement”

“The Arrangement – Implementation of the Arrangement”

“The Arrangement – Payment of Consideration”

“The Arrangement – Accounting Treatment of the Arrangement”

“Arrangement Agreement – Agreement to Take Certain Actions”

“Risk Factors – Risks Related to the Arrangement – Rights of Former Company Shareholders after the Arrangement”

“Risk Factors – Risks Related to the Arrangement – The Resulting Tax Payable by Most Company Shareholders”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement – Ownership of Securities”

“Certain Canadian Federal Income Tax Considerations”

“Certain U.S. Federal Income Tax Considerations”

(c) Different Terms. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”

“Summary of Arrangement – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

“Summary of Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Special Factors – Certain Effects of the Arrangement – Benefits and Detriments of the Arrangement for Directors and Executive Officers of the Company”

“Information Concerning the Purchaser and Blackstone”

“Risk Factors – Risks Related to the Arrangement – Interests of Certain Persons in the Arrangement”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

(d) Appraisal Rights. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Implementation of the Arrangement”

“Summary of Arrangement – Dissent Rights”

“The Arrangement – Implementation of the Arrangement”

“Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders of Common Shares”

“Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”

“Certain U.S. Federal Income Tax Considerations – Consequences to Dissenting U.S. Company Shareholders”

“Dissenting Shareholders’ Rights”

“Appendix “E”: Interim Order”

“Appendix “G”: Section 185 of the Business Corporations Act (Ontario)”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement – Arrangements between Tricon and Security Holders”

“Provisions for Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading.

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1)-(2) Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Information Concerning Tricon – Previous Purchases and Sales”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Summary of Arrangement – Support Agreement”

“The Arrangement – Support Agreement”

“The Arrangement – Intentions of Directors and Executive Officers”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement – Employment Arrangements”

“Appendix “B”: Plan of Arrangement Under Section 182 of the Business Corporations Act (Ontario)”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Circular Statement under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Summary of Arrangement – Support Agreement”

“Summary of Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“The Arrangement – Support Agreement”

“The Arrangement – Intentions of Directors and Executive Officers”

“Information Concerning the Purchaser and Blackstone – Agreements Involving the Company Securities”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Appendix “B”: Plan of Arrangement Under Section 182 of the Business Corporations Act (Ontario)”

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – Certain Effects of the Arrangement – Benefits and Detriments of the Arrangement for the Blackstone Filing Parties”

“The Arrangement – Implementation of the Arrangement”

“Certain Legal Matters – Implementation of the Arrangement and Timing”

(c)(1) – (8) Plans. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Stock Exchange Delisting and Reporting Issuer Status”

“Special Factors – Certain Effects of the Arrangement”

“The Arrangement – Arrangements between Tricon and Security Holders”

“Arrangement Agreement – Agreement to Take Certain Actions”

“Arrangement Agreement – Employee Matters”

“Information Concerning Tricon – Material Changes in the Affairs of the Company”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Certain Legal Matters – Securities Law Matters – Stock Exchange Delisting and Reporting Issuer Status”

“Risk Factors – Risks Related to the Arrangement – Interests of Certain Persons in the Arrangement”

“Appendix “B”: Plan of Arrangement Under Section 182 of the Business Corporations Act (Ontario)”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Tricon’s Purposes and Reasons for the Arrangement”

“Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement”

“Special Factors – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

(b) Alternatives. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Reasons for the Recommendation”

“Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement”

“Special Factors – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

(c) Reasons. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Unconflicted Company Board”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”

“Summary of Arrangement – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Tricon’s Purposes and Reasons for the Arrangement”

“Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement”

“Special Factors – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”

“Special Factors – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

(d) Effects. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Summary of the Arrangement”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”

“Summary of Arrangement – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

“Summary of Arrangement – Implementation of the Arrangement”

“Summary of Arrangement – Certain Canadian Federal Income Tax Considerations”

“Summary of Arrangement – Certain U.S. Federal Income Tax Considerations”

“Summary of Arrangement – Stock Exchange Delisting and Reporting Issuer Status”

“Summary of Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“The Arrangement – Implementation of the Arrangement”

“The Arrangement – Payment of Consideration”

“Arrangement Agreement – Agreement to Take Certain Actions”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Certain Legal Matters – Securities Law Matters – Stock Exchange Delisting and Reporting Issuer Status”

“Risk Factors – Risks Related to the Arrangement – Rights of Former Company Shareholders after the Arrangement”

“Risk Factors – Risks Related to the Arrangement – The Resulting Tax Payable by Most Company Shareholders”

“Certain Canadian Federal Income Tax Considerations”

“Certain U.S. Federal Income Tax Considerations”

“Appendix “B”: Plan of Arrangement under Section 182 of the Business Corporations Act (Ontario)”

Item 8. Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Unconflicted Company Board”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Tricon’s Purposes and Reasons for the Arrangement”

“Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement”

“Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”

“Special Factors – Morgan Stanley Fairness Opinion”

“Special Factors – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

“Appendix “C”: Formal Valuation and Fairness Opinion of Scotia Capital Inc.”

“Appendix “D”: Fairness Opinion of Morgan Stanley & Co. LLC”

(c) Approval of Security Holders. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Purpose of the Shareholder Meeting”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

“Summary of Arrangement – Required Company Shareholder Approvals”

“Summary of Arrangement – MI 61-101 Requirements”

“Summary of Arrangement – Procedural Safeguards for Company Shareholders”

“Summary of Arrangement – Dissent Rights”

“Special Factors – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

“The Arrangement – Company Shareholder Approvals of the Arrangement”

“Certain Legal Matters – Securities Law Matters – Application of MI 61-101”

“Certain Legal Matters – Securities Law Matters – Minority Approval”

(d) Unaffiliated Representative. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement –Recommendation and Reasons of the Special Committee”

“The Arrangement – Arrangements between Tricon and Security Holders”

“Provisions for Unaffiliated Security Holders”

(e) Approval of Directors. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Unconflicted Company Board”

“Summary of Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement”

“Special Factors – Tricon’s Purposes and Reasons for the Arrangement”

“Risk Factors – Risks Related to the Arrangement – Interests of Certain Persons in the Arrangement”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Shareholder Meeting and the Arrangement”

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Unconflicted Company Board”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Formal Valuation and Fairness Opinions”

“Special Factors – Background to the Arrangement”

“Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”

“Special Factors – Morgan Stanley Fairness Opinion”

“Information Concerning Tricon – Additional Information”

“Certain Legal Matters – Securities Law Matters – Formal Valuation”

“Consent of Scotia Capital Inc.”

“Consent of Morgan Stanley & Co. LLC”

“Appendix “C”: Formal Valuation and Fairness Opinion of Scotia Capital Inc.”

“Appendix “D”: Fairness Opinion of Morgan Stanley & Co. LLC”

Item 10. Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions. The information set forth in the Circular under the caption “The Arrangement – Expenses of the Arrangement” is incorporated herein by reference.

(c) Expenses. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement – Expenses of the Arrangement”

“Arrangement Agreement – Financing Cooperation”

(d) Borrowed Funds. The information set forth in the Circular under the caption “The Arrangement – Financing of the Arrangement” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning the Shareholder Meeting and Voting – Principal Company Shareholders”

“The Arrangement – Company Shareholder Approvals of the Arrangement”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement – Ownership of Securities”

(b) Securities Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning Tricon – Previous Purchases and Sales”

“Information Concerning Tricon – Previous Distributions”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Support Agreement”

“The Arrangement – Support Agreement”

“The Arrangement – Intentions of Directors and Executive Officers”

(e) Recommendation of Others. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Unconflicted Company Board”

“Summary of Arrangement – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

“Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement”

“Special Factors – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”

Item 13. Financial Statements

(a) Financial Information. The audited financial statements of the Corporation for the fiscal years ended December 31, 2022 and 2021 are incorporated herein by reference to the Corporation’s Amendment No. 1 to Form 40-F for the fiscal year ended December 31, 2022, filed on March 2, 2023 (see Exhibit 99.3 thereto). The interim financial statements of the Corporation are incorporated herein by reference to Exhibit 99.1 to the Corporation’s report on Form 6-K furnished on November 7, 2023.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning Tricon – Selected Historical Financial Information”

“Information Concerning Tricon – Net Book Value”

“Information Concerning Tricon – Additional Information”

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Circular under the caption “Information Concerning Tricon– Selected Historical Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning the Shareholder Meeting and Voting – Solicitation of Proxies”

“The Arrangement – Expenses of the Arrangement”

(b) Employees and Corporate Assets. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning the Meeting and Voting – Solicitation of Proxies”

“The Arrangement – Expenses of the Arrangement”

“Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

Item 15. Additional Information

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The entirety of the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Management Information Circular of Tricon Residential Inc. dated February 15, 2024 (the “Circular”)

(a)(2)(ii)	Form of Proxy Card

(a)(2)(iii)	Voting Instruction Form

(a)(2)(iv)	Letter of Transmittal

(a)(2)(v)	Notice of Special Meeting of Shareholders of Tricon Residential Inc. (incorporated herein by reference to the Circular)

(a)(2)(vi)	Letter to Shareholders of Tricon Residential Inc. (incorporated herein by reference to the Circular)

(a)(5)(i)	Press release of Tricon Residential Inc. and Blackstone dated January 19, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on January 19, 2024)

(c)(i)	Formal Valuation and Fairness Opinion of Scotia Capital Inc. (incorporated herein by reference to Appendix “C” to the Circular)

(c)(ii)	Fairness Opinion of Morgan Stanley & Co. LLC (incorporated herein by reference to Appendix “D” to the Circular)

(c)(iii)	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on October 24, 2023

(c)(iv)	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on November 7, 2023

(c)(v)	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on January 5, 2024

(c)(vi)	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on January 12, 2024

(c)(vii)	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on January 18, 2024

(c)(viii)	Special Committee Discussion Materials Provided by Scotia Capital Inc. to the Special Committee on January 12, 2024

(c)(ix)	Special Committee Discussion Materials Provided by Scotia Capital Inc. to the Special Committee on January 18, 2024

(d)(i)	Arrangement Agreement dated January 18, 2024, between Tricon Residential Inc. and Creedence Acquisition ULC (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on January 22, 2024)

(d)(ii)	Support Agreement, dated January 18, 2024, among Creedence Acquisition ULC, BCORE Preferred Holdco LLC and Tricon Residential Inc. (incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K furnished to the SEC on January 22, 2024)

(d)(iii)	Guaranty dated January 18, 2024 by Blackstone Real Estate Partners X L.P. in favour of Tricon Residential Inc.

(d)(iv)	Guaranty dated January 18, 2024 by BREIT Operating Partnership, L.P. in favour of Tricon Residential Inc.

(f)(i)	Interim Order (incorporated herein by reference to Appendix “E” to the Circular)

(f)(ii)	Section 185 of the Business Corporation Act (Ontario) – Rights of Dissenting Shareholders (incorporated herein by reference to Appendix“G” to the Circular)

107	Filing Fee Table

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRICON RESIDENTIAL INC.

By:	/s/ David Veneziano

Name: David Veneziano

Title: Executive Vice President and Chief Legal Officer

Date: February 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREEDENCE ACQUISITION ULC

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Director

Date: February 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCORE PREFERRED HOLDCO LLC

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: February 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE PARTNERS X L.P.

By: Blackstone Real Estate Associates X L.P., its general partner

By: BREA X L.L.C., its general partner

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: February 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: February 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BREIT OPERATING PARTNERSHIP L.P.

By: Blackstone Real Estate Income Trust, Inc., its general partner

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: February 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREEDENCE INTERMEDIATE HOLDINGS INC.

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Director

Date: February 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE ASSOCIATES X L.P.

By: BREA X L.L.C., its general partner

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: February 16, 2024